Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

February 19, 2016

VIA EMAIL & EDGAR

Ms. Loan Lauren P. Nguyen
Legal Branch Chief

Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission

Mail Stop 4628
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:          Silver Run Acquisition Corporation (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-209140)

Dear Ms. Nguyen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Silver Run Acquisition Corporation hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on February 23, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 17, 2016:

(i)             Dates of distribution: February 17, 2016 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)       Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 335

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the
several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Muhammad Laghari
Name: Muhammad Laghari
Title: Vice President

Goldman, Sachs & Co.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director